December 22, 2025

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Pineapple Financial Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-292120

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 18, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, December 22, 2025, at 5:00 PM Eastern Time or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions, please call Matthew Siracusa at (845) 649-8868.

Very truly yours,

PINEAPPLE FINANCIAL INC.

By:	/s/ Shubha Dasgupta
Name:	Shubha Dasgupta
Title:	Chief Executive Officer (Principal Executive Officer)